FOR IMMEDIATE RELEASE
---------------------           CONTACT:       PAMELA SHERRY
                                               336-584-5171, EXT. 4855

                     SHAREHOLDER DIRECT:       800-LAB-0401
                                               WWW.LABCORP.COM


       LABORATORY CORPORATION OF AMERICA-REGISTERED TRADEMARK- COMPLETES
                          ACQUISITION OF MEDLAB, INC.

         DEAL WILL SIGNIFICANTLY INCREASE LABCORP'S DELAWARE PRESENCE


BURLINGTON, NC, JUNE 10, 1998 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) (NYSE: LH) today announced that it has completed its previously announced acquisition of certain of the assets of Medlab, Inc. (Medlab) for an aggregate cash purchase price of approximately $9.3 million. Established in 1983, and based in Wilmington, Delaware, Medlab is the largest provider of clinical laboratory testing services in Delaware with annual revenues of approximately $22 million.

"We are pleased to have successfully completed this important acquisition of a major laboratory in the Delaware marketplace," said Richard L. Novak, Executive Vice President of Eastern Operations for LabCorp. "It is an excellent strategic combination for LabCorp, expanding our coverage not only in Delaware, but also sections of southeastern Pennsylvania and southern New Jersey. Medlab has long been a respected regional laboratory with a loyal base of physician clients. The combination of Medlab with LabCorp allows us to even better serve our clients and their patients by offering more conveniently located patient service centers and on-site testing facilities. It also allows us to broaden the array of testing services currently available to area physicians, particularly in specialized fields such as molecular biology, genetics, oncology and infectious disease, where LabCorp's Center for Molecular Biology and Pathology offers leading-edge technologies important in swift and effective patient care."

Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory organization with annual revenues of $1.5 billion in 1997. The Company operates primary testing facilities nationally, offering more than 1,700 different clinical assays, from routine blood analyses to more sophisticated technologies. LabCorp performs diagnostic tests for physicians, managed-care organizations, hospitals, clinics, long-term care facilities, industrial companies and other clinical laboratories.